SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )


                            PROTOSOURCE CORPORATION
                                (Name of Issuer)

                           Common Stock. no par value
                         (Title of Class of Securities)

                                  743958 10 0
                                 (CUSIP Number)

                               Charles Snow, Esq.
                            Snow Becker Krauss P.C.
                   605 Third Avenue, New York, New York 10021
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                October 31, 1996
            (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].




                               Page 1 of 3 pages


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                                  SCHEDULE 13D

CUSIP No. 743958 10 0                                          Page 2 of 3 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Andrew, Alexander, Wise & Company, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                  (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS
         OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

                             7)   SOLE VOTING POWER
                                  0

NUMBER                       8)   SHARED VOTING POWER
OF SHARES                         0
BENEFICIALLY
OWNED BY                     9)   SOLE DISPOSITIVE POWER
EACH                              1,350,000
REPORTING
PERSON WITH                  10)  SHARED DISPOSITIVE POWER
                                  0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,350,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.5%

14)  TYPE OF REPORTING PERSON
     BD

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

                                                                     Page 3 of 3

     Except as set forth in this Amendment No. 1 to Schedule 13D (the "Amendment"), the Schedule 13D filed by the Reporting Person, dated October 11, 1996 remains in force and effect.

     Item 3 is hereby amended in the following respects:

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 1,350,000 Warrants. This amount represents approximately 17.5% of the outstanding Shares of the Issuer.

     (c) On October 11, 1996, the Reporting Person acquired Warrants to purchase 1,026,667 Shares as compensation for acting as Placement Agent in a private offering of 6,400,000 Shares of the Issuer.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November  7, 1996
                                                      /s/ Andreas Zigouras
                                                          Andreas Zigouras


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